Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE SALE OF ITS HOLDINGS IN OLIVE SOFTWARE INC.

Tel Aviv, Israel, June 11, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that on June 8, 2018 Olive Software Inc. (an affiliate in which the Company indirectly holds 16% of the outstanding share capital) (“Olive”) was merged into another corporation (“Purchaser”) in a cash transaction (the “Transaction”).

In consideration for its holdings in Olive, the Company received approximately $1.8 million gross.

The Transaction includes certain commitments and warranties towards the Purchaser and undertaking to indemnify the Purchaser under certain circumstances.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com